Exhibit 99.2

Financial Information Related to the VIE

The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for the parent, subsidiaries, WFOE, the consolidated VIE, and any eliminating adjustments and consolidated totals as of March 31, 2025 and 2024 and for the six months ended March 31, 2025, 2024 and 2023.

Selected Condensed Consolidating Statements of Operations Information

	For the six months ended March 31, 2025
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	4,393,982	14,391,607	(4,474,175)	14,311,414
Including: Service fee revenue (loss absorbed) from the VIE	—	—	4,474,176	—	(4,474,176)	—
Cost of revenues	—	—	(89,279)	11,889,260	—	11,799,981
Total operating expenses	1,695,183	3,670	117,998	7,405,775	(4,472,886)	4,749,740
Including: Service fee expense charged by the WFOE	—	—	—	4,474,176	(4,474,176)	—
Share of (loss) income of subsidiary(1)	4,246,729	4,250,399	—	—	(8,497,128)	—
Net income (loss)	(857,552)	4,246,729	4,250,399	35,525	(8,500,796)	(825,695)

	For the six months ended March 31, 2024
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	124,118	12,480,035	(41,554)	12,562,599
Including: Service fee revenue (loss absorbed) from the VIE	—	—	41,554	—	(41,554)	—
Cost of revenues	—	—	3,776	11,144,801	—	11,148,577
Total operating expenses	582,834	—	148,338	1,403,492	(41,554)	2,093,110
Including: Service fee expense charged by the WFOE	—	—	—	41,554	(41,554)	—
Share of (loss) income of subsidiary(1)	(97,303)	(97,303)	—	—	194,606	—
Net income (loss)	414,468	(97,303)	(97,303)	(85,688)	194,606	328,780

	For the six months ended March 31, 2023
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Total revenues	—	—	923,386	29,163,616	(923,386)	29,163,616
Including: Service fee revenue from the VIE	—	—	850,360	—	(850,360)	—
Cost of revenues	—	—	637	26,868,233	—	26,868,870
Total operating expenses	537,406	—	194,642	2,275,453	(923,386)	2,084,115
Including: Service fee expense charged by the WFOE	—	—	—	850,360	(850,360)	—
Share of income of subsidiary(1)	724,249	724,249	—	—	(1,448,498)	—
Net income (loss)	(58,957)	724,249	724,249	6,737	(956,898)	439,380

Selected Condensed Consolidating Balance Sheets Information

	As of March 31, 2025
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	981,801	733,672	1,176,911	6,759,222	—	9,651,606
Amount due from the Parent/WFOE(2)	—	—	—	4,923,084	(4,923,084)	—
Total current assets	5,883,981	788,372	3,062,201	38,131,085	(4,923,092)	42,942,547
Service fee receivable from the VIE	—	—	16,263,926	—	(16,263,926)	—
Investment in subsidiary(3)	17,693,955	17,693,955	—	—	(35,387,910)	—
Other non-current assets	—	3,847,900	5,858,558	157,394,444	(2,650,000)	164,450,902
Total assets	23,577,936	22,330,227	25,184,685	195,525,529	(59,224,928)	207,393,449
Amounts due to the VIE and its subsidiaries(2)	(3,635,100)	4,635,099	3,923,081	16,263,926	(21,187,006)	—
Total current liabilities	(3,635,100)	4,636,247	7,206,218	35,358,512	(19,980,043)	23,585,834
Service fee payable to the WFOE	—	—	—	—	—	—
Other non-current liabilities	—	—	—	316,628	—	316,628
Total liabilities	(3,635,100)	4,636,247	7,206,218	35,675,140	(19,980,043)	23,902,462
Total equity	27,213,036	17,693,980	17,978,467	159,850,389	(39,244,885)	183,490,987
Total liabilities and equity	23,577,936	22,330,227	25,184,685	195,525,529	(59,224,928)	207,393,449

	As of September 30, 2024
				The VIE
				and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination(4)	Total
	US$	US$	US$	US$	US$	US$
Cash and cash equivalents	1,856,344	1,058,635	2,427,472	4,474,803	—	9,817,254
Amount due from the Parent/WFOE(2)	—	—	—	5,128,511	(5,128,511)	—
Total current assets	10,191,931	1,113,335	2,464,159	15,999,790	(5)	29,769,210
Service fee receivable from the VIE	—	—	11,789,750	—	(11,789,750)	—
Investment in subsidiary(3)	11,141,678	11,141,678	—	—	(22,283,356)	—
Other non-current assets	—	3,328,215	6,139,822	21,144,995	(7,378,514)	23,234,518
Total assets	21,333,609	15,583,228	20,393,731	37,144,785	(41,451,625)	53,003,728
Amounts due to the VIE and its subsidiaries(2)	(3,435,100)	4,436,707	4,126,905	—	(5,128,512)	—
Total current liabilities	—	1,149	2,853,836	5,921,003	(3)	8,775,985
Service fee payable to the WFOE	—	—	—	11,789,750	(11,789,750)	—
Other non-current liabilities	—	—	—	134,394	—	134,394
Total liabilities	(3,435,100)	4,437,856	6,980,741	17,845,147	(16,918,265)	8,910,379
Total equity	24,768,709	11,145,372	13,412,990	19,299,638	(24,533,360)	44,093,349
Total liabilities and equity	21,333,609	15,583,228	20,393,731	37,144,785	(41,451,625)	53,003,728

Selected Condensed Consolidating Cash Flows Information

	For the six months ended March 31, 2025
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(1,874,543)	194,722	(9,671,307)	8,295,036	—	(3,056,092)
Net cash (used in) provided by investing activities	—	(519,685)	8,501,878	(11,241,658)	—	(3,259,465)
Net cash (used in) provided by financing activities	1,000,000	—	(25,226)	6,387,798	—	7,362,572

	For the six months ended March 31, 2024
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(1,552,156)	—	(91,835)	4,204,666	—	2,560,675
Net cash (used in) provided by investing activities	1,000,000	—	—	(272,557)	—	727,443
Net cash used in financing activities	—	—	—	(486,208)	—	(486,208)

	For the six months ended March 31, 2023
				The VIE and		Consolidated
	Parent	Qilian HK	WFOE	subsidiaries	Elimination	Total
	US$	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(2,344,921)	—	537,078	1,724,828	—	(83,015)
Net cash used in investing activities	—	—	(29,671)	(1,884,386)	(716,733)	(2,630,790)
Net cash used in financing activities	—	—	(716,733)	(2,903,155)	716,733	(2,903,155)

The following table represents the roll-forward of the investments in our subsidiaries, the VIE and the VIE’s subsidiaries:

USD
As of September 30, 2024	11,141,678
Share of loss of subsidiaries, the VIE and the VIE’s subsidiaries	4,246,729
Effect of exchange rate	2,305,548
As of March 31, 2025	17,693,955

Notes:

(1)	It represents the elimination of share of income by BGM Group Ltd (“BGM”) from Qilian International (Hong Kong) Holdings Limited (“Qilian HK”) with the net income recognized at Qilian HK level, and share of income by Qilian HK from the WFOE with the net income recognized at the WFOE level, respectively.
(2)	It represents the elimination of intercompany balances among BGM, Qilian HK, the Primary WFOE, and the VIEs and their subsidiaries that we consolidate.
(3)	As of March 31, 2025, the $3,921,044 intercompany balances included $697,636 loan due to the VIE and its subsidiaries from the Parent, $3,223,408 of receivable of the VIE and its subsidiaries from WFOE originated from purchase made by WFOE from the VIE and its subsidiaries.

As of September 30, 2024, the $4,012,005 intercompany balances included $702,469 loan of WFOE due to the VIE and its subsidiaries, $3,001,210 of receivable of the VIE and its subsidiaries from WFOE originated from purchase made by WFOE from the VIE and its subsidiaries and $232,338 of other payable to the VIE and its subsidiaries from WFOE.

(4)	It represents the elimination of the investments in Qilian HK by BGM, and investments in the WFOE by Qilian HK, respectively.

A.  Operating Results

Overview

BGM is not an operating company but a Cayman Islands holding company. BGM’s operations are conducted through contractual arrangements with the VIE based in China. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of businesses, and we therefore rely on the VIE to operate these businesses in China. BGM does not own equity interest in the VIE or its subsidiaries. Through the VIE, we primarily engage in the research, development, and production of licorice products, oxytetracycline products, TCMD product, heparin product, sausage casings, and fertilizers.

We also have a strategic focus on the technology fields of AI application, intelligent robots, algorithmic computing power, cloud computing, and biopharmaceuticals. In terms of AI application implementation, we rely on big data mining and AI agent technology, and utilize the platforms of Du Xiao Bao and Bao Wang to provide comprehensive and professional AI solutions and intelligent robot services for insurance companies, insurance brokers, and consumers. Our services cover multiple key scenarios such as sales and marketing, underwriting assessment, claims processing, and customer service. We are capable of analyzing consumer data, building consumer profiles, accurately predicting insurance needs, and providing highly customized services for consumers. In the field of biopharmaceuticals, we deeply integrate AI-assisted decision-making into every link of production and manufacturing, achieving supply chain optimization, process efficiency improvement, and market trend prediction. This provides scientific decision-making basis for our management and offers high-quality products and precise services for consumers.

We were incorporated under the laws of Cayman Islands on February 7, 2019. Our business is mainly conducted by our VIE Gansu Qilianshan Pharmaceutical Co. Ltd. (“Gansu QLS”), a limited liability company which established under the laws of the PRC, together with its subsidiaries, using RMB, the currency of China.

On May 20, 2019 and November 20, 2020, we, through our wholly foreign-owned entity Qilian International Trading (Chengdu) Co., Ltd. (“Chengdu Trade”), entered into a series of contractual arrangements with Gansu QLS, which include an Exclusive Service Agreement, an Equity Pledge Agreement, a Call Option Agreement, a Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney. Pursuant to the VIE Agreements, WFOE provides Gansu QLS with technical support, consulting services and other management services and is entitled to receive 99.214% of Gansu QLS’ net profits, this percentage being the number of shares of Gansu QLS held by shareholders having signed the VIE Agreements over the total issued and outstanding shares of Gansu QLS. In addition, Gansu QLS’s shareholders have pledged 99.214% of their equity interests in Gansu QLS to WFOE, irrevocably granted WFOE an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Gansu QLS, and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by WFOE.

To optimize its corporate structure, Chengdu Trade and Gansu QLS executed certain exclusive service termination agreement (the “Service Termination Agreement”) to terminate certain contractual service arrangements between Chengdu Trade and Gansu QLS. As a result of the aforementioned termination, Chengdu Trade will no longer have contractual control over, nor receive the economic benefits of Gansu QLS. In connection with such termination, Qilian Shan International Trade (Hainan) Co., Ltd (“Hainan Trade”), a wholly-owned subsidiary of Qilian HK, entered into a series of VIE Agreements with Gansu QLS. The Service Termination Agreement and the new service agreement with Hainan Trade became effective on December 1, 2022.

Through the VIE Agreements, WFOE is deemed as the primary beneficiary of Gansu QLS for accounting purpose and is able to consolidate the VIE’s financial statements under the U.S. GAAP.

Based on the VIE Agreements, Gansu QLS is considered a VIE of Qilian Chengdu/Hainan Trade under U.S. GAAP. As the above entities were under common control before and after the execution of the VIE Agreements, the restructuring was accounted for as a reorganization of entities under common control and consolidated financial statements were prepared as if the reorganization occurred at the beginning of the first period presented. Thus, the financial results presented here include those of the VIE and the VIE’s subsidiaries from the first period presented. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” of our annual report on Form 20-F for the fiscal year ended September 30, 2024.

As of the date of this report, there is an aggregate of 98,294,641 ordinary shares, consisting of 78,294,641 Class A ordinary shares, par value of US$0.00833335 each, and 20,000,000 Class B ordinary shares, par value of US$0.00833335 each.

Outlook

We, our VIE and its subsidiaries will continue to operate the business by expanding our marketing network and investing in pharmaceutical and chemical facilities, which depend heavily on sufficient capital. If we are not able to obtain equity or debt financing, we and our affiliates may not be able to execute the development and expansion plans, which could have a material and adverse effect on our, the VIE and its subsidiaries’ future business performance and operating results.

Our net revenue for the six months ended March 31, 2025 was $14.3 million, representing an increase of $1.7 million, or 14%, from $12.6 million for the six months ended March 31, 2024. Net loss attributable to our shareholders for the six months ended March 31, 2025 was $0.9 million, representing a decrease of $1.3 million, or 308%, from $0.4 million net income attributable to our shareholders for the six months ended March 31, 2024. Non-GAAP EBITDA (as defined below) for the six months ended March 31, 2025 was $(4.7) million, representing a decrease of 661%, from $0.8 million for the six months ended March 31, 2024. For additional information on EBITDA, please see the sub-section “— Non-GAAP Financial Measures - EBITDA” below.

Key Indicators of the Company’s Performance

In assessing performance, we consider various performance and financial measures, including principal growth in net revenue, gross profit, distribution, general and administrative expenses, net income from operations, and EBITDA (Non-GAAP) (as defined below). The key measures that we use to evaluate the performance of our subsidiaries and VIE and its subsidiaries’ business are set forth below:

Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that the Company offers to our customers, such as discounts that are offset to gross sales. Our net sales are driven by changes in the number of customers, product varieties, selling price, and mix of products sold.

Gross Profit

Gross profit is equal to net sales minus cost of goods sold. Cost of goods sold primarily includes inventory costs (net of supplier consideration), inbound freight, custom clearance fees, and other miscellaneous expenses. Cost of goods sold generally changes as the Company incurs higher or lower costs from suppliers and as the customer and product mix changes.

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative, research and development expenses primarily consist of salaries and benefits for employees, shipping expenses, utilities, maintenance and repairs expenses, insurance expense, depreciation and amortization expenses, research and development expenses, selling and marketing expenses, professional fees, and other operating expenses.

Non-GAAP Financial Measures - EBITDA

Management uses certain financial measures to evaluate our operating performance which is calculated and presented on the basis of methodologies other than in accordance with GAAP (“Non-GAAP”). These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. We believe that EBITDA is a useful performance measure and can be used to facilitate a comparison of our operating performance on a consistent basis from period to period and to provide for a more complete understanding of factors and trends affecting our subsidiaries and the VIE and its subsidiaries’ business than GAAP measures alone can provide. Our management believes that EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect its operating performance. Our management believes that the use of these Non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with other companies in the same industry, many of which present similar Non-GAAP financial measures to investors. We present EBITDA in order to provide supplemental information that our management considers relevant for the readers of our consolidated financial statements included elsewhere in this report, and such information is not meant to replace or supersede U.S. GAAP measures.

Our management defines EBITDA as net income (loss) before interest expense, income taxes, and depreciation and amortization. EBITDA is not defined under U.S. GAAP and is subject to important limitations as analytical tools and, as such, you should not consider them in isolation or as substitutes for analysis of our Company’s financial results as reported under U.S. GAAP. For example, EBITDA:

●	excludes certain tax payments that may represent a reduction in cash available to the Company;
●	does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;
●	does not reflect changes in, or cash requirements for, the Company’ working capital needs; and
●	does not reflect the significant interest expenses, or the cash requirements, necessary to service the Company’s debt.

Results of Operations for the six months ended March 31, 2025 and 2024

	For the Six Months Ended
	March 31,
	2025	2024	% Change
Revenue	$14,311,414	$12,562,599	14%
Cost of revenue	$11,799,981	$11,148,577	6%
Gross profit	$2,511,433	$1,414,022	78%
Gross margin	18%	11.3%	6.2%
Loss from operations	$(2,238,307)	$(679,088)	230%
Net income(loss)	$(825,695)	$328,780	351%
Net Income(loss) attributable to BGM Group Ltd	$(861,220)	$414,468	308%
Basic and diluted earnings per share	$(0.03)	$0.06	(0.02)%

Revenue

Revenue increased by 14% from $12.6 million for the six months ended March 31, 2024 to $14.3 million for the six months ended March 31, 2025. The main reason for the revenue growth was that the AI solutions and insurance business of the acquired companies have brought in revenues of $1.1 million and $3.6 million, respectively.

For the six months ended March 31, 2025, revenue from diversified pharmaceutical and allied products decreased by $2.9 million or 25%. The revenue from Oxytetracycline & Licorice products and TCMD decreased by $2.1 million, mainly due to the decline in exports of domestic downstream customers, which has led to fierce domestic competition, a drop in product prices, and a reduction in sales volume. The revenue from Heparin products and Sausage casing decreased by $1.6 million, mainly due to the impact of centralized drug procurement, which caused a decline in domestic sales prices of heparin sodium and a reduction in customer purchase volumes. The Company continues to suspend production since September 2023 and only consuming inventory. The new plant commenced production in October 2024, but only sold sausage casings. Due to the low sales price of heparin sodium, no sales were made.

Cost of revenue

Cost of revenue increased by $0.7 million, or 6%, from $11.1 million for the six months ended March 31, 2024 to $11.8 million for the six months ended March 31, 2025. The increase in cost of sales is primarily attributable to the decreased sales as discussed above.

Gross profit

Gross profit increased by $1.1 million, or 78%, from $1.4 million for the six months ended March 31, 2024 to $2.5 million for the six months ended March 31, 2025. The main reason is attributed to the growth of three major businesses, namely diversified pharmaceutical and allied products, AI solutions, and insurance business, with gross profits of $1.3 million, $0.3 million, and $0.8 million, respectively. The corresponding gross profit margins are 16%, 43%, and 30% respectively. The gross profit margin of the diversified pharmaceutical and allied products is 13% for the six months ended March 31, 2025, which is flat comparing to the same period in the prior year. The revenues of the two acquired businesses, AI solutions, and insurance business, accounted for 33% of the total revenue, which elevated the overall gross profit margin of the Company's business. The high gross profit margin of the AI solutions was mainly due to the fact that although significant investments were made during the early development stage, now that the products have been launched and are generating revenue, the corresponding costs primarily consist of personnel salaries.

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative expenses increased by $2.7 million, or 127%, from $2.1 million for the six months ended March 31, 2024 to $4.7million for the six months ended March 31, 2025. The increase in expenses was mainly attributable to the expenses of the acquired company.

Other Income (expense)

Other expenses was $2.9 million for the six months ended March 31, 2025, decreased by $3.9 million, compared to $1.0 million for the six months ended March 31, 2024, which primarily consisted of government grants and investment loss. The decrease was mainly due to the recognition of a 3.4 million investment loss in trading securities for the six months ended March 31, 2025.

Income Taxes Provision

Provision for income taxes decreased by $4.3 million, from approximately $11,936 for the six months ended March 31, 2024 to approximately $(4.3) million for the six months ended March 31, 2025. The decreased tax expense for the six months ended March 31, 2025 was due to the deferred income tax expenses generated from the provision for deferred tax assets of the acquired company.

Net Income (loss) Attributable to Non-controlling interest

Net income attributable to non-controlling interest was $35,525 for the six months ended March 31, 2025, representing an increase of $121,213 from $85,688 of net loss attributable to non-controlling interest for the six months ended March 31, 2024. The growth was a result of the increase of net income of Rugao, which is partially owned by non-controlling interest holders. Rugao recorded a net income of approximately $0.5 million for the six months ended March 31, 2025 and it recorded a net income of approximately $63,000 for the six months ended March 31, 2024.

Net Income (loss) Attributable to Our Shareholders

As a result of the above, our net loss attributable to our shareholders decreased by $1.3 million, from net income attributable to our shareholders of $0.4 million for the six months ended March 31, 2024 to net loss attributable to our shareholders of $0.9 million for the six months ended March 31, 2025.

EBITDA

	For the six months ended
	March 31,		Changes
	2025	2024	Amount	%
Net income(loss)	$(825,695)	$328,780	$(1,154,475)	(351)%
Interest income	(18,811)	(57,782)	38,971	(67)%
Income tax (benefit)/expense	(4,296,785)	11,936	(4,308,721)	(36,099)%
Depreciation & Amortization	442,090	554,772	(112,682)	(20)%
EBITDA	$(4,699,201)	$837,706	$(5,536,907)	(661)%
Percentage of EBITDA to revenue	(32.8)%	6.7%	(39.5)%

Our EBITDA was $(4.7) million for the six months ended March 31, 2025, representing a decrease of $5.5 million, or 661%, compared to $0.8 million for the six months ended March 31, 2024. This was mainly due to the recognition of a 3.4 million investment loss in trading securities for the six months ended March 31, 2025. The percentage of EBITDA to revenue was (32.8)% and 6.7% for the six months ended March 31, 2025 and 2024, respectively.

Results of Operations for the six months ended March 31, 2024 and 2023

	For the Six Months Ended
	March 31,
	2024	2023	% Change
Revenue	$12,562,599	$29,163,616	(57)%
Cost of revenue	$11,148,577	$26,868,870	(59)%
Gross profit	$1,414,022	$2,294,746	(38)%
Gross margin	11.3%	7.9%	3.4%
Income (loss) from operations	$(679,088)	$210,631	(422)%
Net income	$328,780	$439,380	(25)%
Net Income attributable to BGM Group Ltd	$414,468	$495,521	(16)%
Basic and diluted earnings per share	$0.06	$0.07	(1.1)%

Revenue

Revenue decreased by 57% from $29.2 million for the six months ended March 31, 2023 to $12.6 million for the six months ended March 31, 2024. The significant decrease of revenue was due to the unbalanced supply and demand structure of the economy in late 2023 and the first quarter of 2024. The supply side is much stronger than demand side. And Covid-19 pandemic in 2020 and a trade war with the U.S have complicated the Company growth strategy as the cost has gone up and demand from exporting customers decreased dramatically.

For the six months ended March 31, 2024, revenue from & licorice products decreased by $7.8 million or 42%. During this period, the Company had to decrease its production of oxytetracycline by approximately 50% compared to the same period of the prior year, in order to reduce inventory and increase working capital. We saw a significant decrease in demand from our customers due to the shrink of international and domestic market. For the six months ended March 31, 2024, the quantity sold for oxytetracycline has decreased by 54%.

For the six months ended March 31, 2024, revenue from heparin products decreased by $8.2 million or 83% compared to the six months ended March 31, 2023. The Company has ceased production of heparin since September 2023 to relieve the challenge stem from decreased demand. In addition, since February 2023, heparin product became one of the centralized procurement medicine by the PRC government which intensified the competition of the product in the market. The sales price of heparin product decreased from RMB 38.8 per gram for the six months ended March 31, 2023 to RMB 12.06 per gram for the six months ended March 31, 2024. Quantity sold also decreased by 51% during the same period.

For the six months ended March 31, 2024, revenue from natural fertilizer products decreased by $0.6 million or 79%. In 2024, we faced challenges from pricing pressure due to the competition in the fertilizer industry, higher cost due to the inflation and hence lower our production volume. For the six months ended March 31, 2024, the sales price decreased by 7.7%, and sales quantity decreased by 68% compared to the six months ended March 31, 2023.

Cost of revenue

Cost of revenue decreased by $15.7 million, or 59%, from $26.9 million for the six months ended March 31, 2023 to $11.1 million for the six months ended March 31, 2024. The decrease in the cost of sales was primarily attributable to the decreased sales as discussed above. The cost of revenue decreased in a slightly smaller percentage when compared to our decreased sales, thus improved our gross margin as discussed below.

Gross profit

Gross profit decreased by $0.9 million, or 38%, from $2.3 million for the six months ended March 31, 2023 to $1.4 million for the six months ended March 31, 2024, mainly due to the decrease of sales for all products types as discussed above. The decrease of sales for products includes $0.6 million from oxytetracycline & Licorice products, $0.3 million from natural fertilizer products, and partially offset by the increased gross margin of $0.1 million from heparin product and sausage casing. However, gross profit margin increased from 7.9% for the six months ended March 31, 2023 to 11.3% for the six months ended March 31, 2024, mainly due to the decrease of production compared to the six months ended March 31, 2023, as discussed below.

Gross profit margin for oxytetracycline & Licorice products increased by 1.5% for the six months ended March 31, 2024 as a result of the decreased production cost in 2024. In 2023, due to the higher labor cost and utility cost post pandemic, the Company’s production cost has vastly increased.

Gross profit margin for heparin product and sausage casing increased by 6.3% for the six months ended March 31, 2023. The Company experienced significant decrease of selling price for heparin product for the six months ended March 31, 2023 due to intensive price competition of the product in the market, as Chinese government announced centralized procurement of the medicine from the beginning of 2023, which resulted 0.1% gross profit margin for the product line. For the six months ended March 31, 2024, the gross profit margin increased to 6.4%, which went back to the normal profit margin for this product line.

Gross profit margin for fertilizer decreased by approximately 20% from 54% for the six months ended March 31, 2023 to 34% for the six months ended March 31, 2024. The significant decrease of gross profit margin was attributable to the increase of cost of sale since the fixed cost increased significantly as the production volume has been decreased. In addition, from 2023, the Company became one of the designated suppliers by Gansu Government to provide organic fertilizer for certain soil improvement projects. For the six months ended March 31, 2023, the sales associated with these projects were $0.3 million, with a gross profit margin over 50%, which made the overall gross profit margin significantly higher. For the six months ended March 31, 2024, government purchase decreased by 17%, which lower the gross profit margin during this period.

Selling, General and Administrative, Research and Development Expenses

Selling, general and administrative expenses were $2.1 million for the six months ended March 31, 2024, which is flat comparing to the same period in the prior year.

Other Income (expense)

Other income was $1.0 million for the six months ended March 31, 2024, representing an increase of $0.5 million, compared to $0.5 million for the six months ended March 31, 2023, which primarily consisted of government grants and investment loss. The increase is mainly attributable to the $0.7 million increased income recognized from the fair value change in the investment in trading securities.

Income Taxes Provision

Provision for income taxes decreased by $0.2 million, or 95%, from approximately $248,000 for the six months ended March 31, 2023 to approximately $12,000 for the six months ended March 31, 2024. The decreased tax expenses for 2024 is due to the decreased income before income tax, as well as the reversal of provision made for deferred tax asset as the Company can recognize the tax benefit from net operating loss carryforward from prior year, which was fully reserved.

Net Income (loss) Attributable to Non-controlling interest

Net loss attributable to non-controlling interest was approximately $85,000 for the six months ended March 31, 2024, representing an increase of $30,000, or 53%, from approximately $56,000 of net income attributable to non-controlling interest for the six months ended March 31, 2023. The increase was a result of the increase of net loss of Zhongqiao Youguan (Chengdu) E-commerce service Co., Ltd. (“Zhongqiao”), which is partially owned by non-controlling interest holders. Zhongqiao experienced a net loss of approximately $69,000 for the six months ended March 31, 2024 and it had no operation for the six months ended March 31, 2023.

Net Income (loss) Attributable to Our Shareholders

As a result of the above, our net income attributable to our shareholders was flat for the six months ended March 31, 2024 when compared to the six months ended March 31, 2023, which were $0.4 million and $0.5 million, respectively.

EBITDA

	For the six months ended
	March 31,		Changes
	2024	2023	Amount	%
Net income	$328,780	$439,380	$(110,600)	(25)%
Interest income	(57,782)	(32,701)	(25,081)	77%
Income tax expense	11,936	248,254	(236,318)	(95)%
Depreciation & Amortization	554,772	571,441	(16,669)	(3)%
EBITDA	$837,706	$1,226,374	$(388,668)	(32)%
Percentage of EBITDA to revenue	6.7%	4.2%	2.5%

Our EBITDA was $0.8 million for the six months ended March 31, 2024, representing a decrease of $0.4 million, or 32%, when compared to $1.2 million for the six months ended March 31, 2023. This was mainly attributable to the decrease in net income resulting from the decreased gross profit margin due to the lower revenue. The percentage of EBITDA to revenue was 6.7% and 4.2% for the six months ended March 31, 2024 and 2023, respectively.

B.Liquidity and Capital Resources

Liquidity and Capital Resources

As of March 31, 2025, we had cash of approximately $9.7 million. We have funded our working capital and other capital requirements primarily using cash flow generated from our business operations and bank loans.

Although our management believes that the cash generated from operations will be sufficient to meet our normal working capital needs for at least the next twelve months, our ability to repay our current obligations will depend on the future realization of our current assets. Our management has considered the historical experience, the economy, trends in the pharmaceutical industry, the expected collectability of accounts receivable and the realization of the inventories as of March 31, 2025. Based on these considerations, our management believes that we have sufficient funds to meet our working capital requirements and debt obligations as they become due for at least the next twelve months from the date of this report. However, there is no assurance that management will be successful in their plan. There are a number of factors that could potentially arise and result in shortfalls to our plan, such as the demand for the WFOE and the VIE and its subsidiaries’ products, economic conditions, the competitive pricing in the industry and our banks and suppliers being able to provide continued supports. If the future cash flow from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to reduce or delay our expected acquisition plan, sell assets, obtain additional debt or equity capital or refinance all or a portion of our and our affiliates’ debt.

The following table summarizes our cash flow data for the six months ended March 31, 2025, 2024 and 2023:

	For the six months ended
	March 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$(3,056,092)	$2,560,675	(83,015)
Net cash provided by (used in) investing activities	(3,259,465)	727,443	(2,630,790)
Net cash provided by (used in) financing activities	7,362,572	(486,208)	(2,903,155)
Effect of exchange rate on cash	(167,720)	67,175	352,153
Net increase in cash, cash equivalents and restricted cash	$879,295	$2,869,085	(5,264,807)

Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivable and inventory reserve, deferred tax, unrealized gain(loss) from trading securities and adjusted for the effect of working capital changes.

Net cash used in operating activities was approximately $3.1 million for the six months ended March 31, 2025, representing a decrease of $5.6 million in cash provided by operating activities, when compared to net cash provided by operating activities of approximately $2.6 million for the six months ended March 31, 2024. The increase of net cash inflow was a result of the following:

1.	Decrease in net income of $1.2 million, from net income of $0.3 million to a net loss of $0.8 million.
2.

Change in deferred tax expenses was $4.6 million net cash outflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, the change in deferred tax expense was $600 net cash outflow, which led to a $4.6 million increase in net cash outflow from operating activities. This was mainly due to the deferred income tax expenses generated from the provision for deferred tax assets of the acquired company for the six months ended March 31, 2025.

3.

Change in accounts receivable was $4.5 million net cash outflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, the change in accounts receivable was $1.2 million net cash inflow, which led to a $5.8 million decrease in net cash outflow from operating activities. This was primarily attributable to the newly added accounts receivable amounting to $4.9 million from the acquired company as of March 31, 2025.

4.

Change in inventories was $3.9 million net cash outflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, the change in inventories was $1.2 million net cash inflow, which led to a $5.1 million decrease in net cash outflow from operating activities. The inventory balance as of March 31, 2025, was relatively high primarily due to two key factors - (i) fertilizer production: increased production volumes were driven by anticipated market demand for fertilizers in the spring of 2025; and (ii) heparin sodium inventory strategy: Chongqing Shengfu Biological Technology Co., Ltd (“Chongqing Shengfu”) commenced trial production in October 2024. As of March 31, 2025, all sausage casings produced had been sold, leaving heparin sodium as the primary inventory item. Given heparin sodium’s storability and stable quality under proper conditions, the Company deliberately increased its inventory levels to capitalize on potential price increases in the future, thereby maximizing profitability.

5.

Change in other current assets was $8.2 million net cash outflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, the change in other current assets was $0.2 million net cash outflow, which led to a $7.9 million increase in net cash outflow from operating activities. It was mainly due to the amount of other receivables from the acquired company.

6.

Change in accounts payable was $4.4 million net cash inflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, the change in accounts payable was $1.0 million net cash outflow, which led to a $5.4 million increase in net cash inflow from operating activities. It was mainly due to the relatively large amount of other receivables from the acquired company.

7.

Change in accrued expenses and other payables was $6.6 million net cash inflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, the change in accrued expenses and other payables was $0.02 million net cash outflow, which led to a $6.6 million increase in net cash inflow from operating activities. It was mainly due to the relatively large amount of other payable from the acquired company.

Net cash provided by operating activities was approximately $2.6 million for the six months ended March 31, 2024, representing an increase of $2.6 million in cash provided by operating activities, compared to net cash used in operating activities of approximately $83,000 for the six months ended March 31, 2023. The increase of net cash inflow was a result of the following:

1.	Net loss excluding non-cash items were $0.8 million, compared to $1.3 million of net income, which represented a decrease of cash inflow of $2.1 million.
2.

Change in accounts receivable was $1.2 million net cash inflow for the six months ended March 31, 2024. For the six months ended March 31, 2023, the change in accounts receivable was $0.7 million net cash outflow, which led to a $2.0 million decrease in net cash inflow from operating activities.

3.

Change in bank acceptance note receivable was $2.3 million net cash inflow for the six months ended March 31, 2024. For the six months ended March 31, 2023, the change in bank acceptance note receivable was $1.1 million net cash outflow, which led to a $3.4 million increase in net cash inflow from operating activities.

4.

Change in inventory was $1.2 million net cash inflow for the six months ended March 31, 2024. For the six months ended March 31, 2023, the change in inventory was $2.1 million net cash outflow, which led to a $3.2 million increase in net cash inflow from operating activities.

5.

Change in contract liabilities was $0.7 million net cash outflow for the six months ended March 31, 2024. For the six months ended March 31, 2023, the change in contract liabilities was $1.9 million net cash inflow, which led to a $2.5 million decrease in net cash inflow from operating activities.

Investing Activities

Net cash used in investing activities was approximately $3.3 million for the six months ended March 31, 2025, representing an increase of $4.0 million, compared to $0.7 million net cash provided from investing activities for the six months ended March 31, 2024. The increase was primarily attributable to the increased cash from disposal of long term equity investment for $1.5 million for the six months ended March 31, 2024, and payments on long term investment of $2.1 million for the six months ended March 31, 2025.

Net cash provided by investing activities was approximately $0.7 million for the six months ended March 31, 2024, representing an increase of $3.3 million, compared to $2.6 million net cash used in investing activities for the six months ended March 31, 2023. The increase was mainly due to the increased cash from disposal of long term equity investment for $1.5 million, as well as the decrease of capital expenditure of $1.8 million.

Financing Activities

Net cash provided by financing activities was approximately $7.4 million for the six months ended March 31, 2025, representing an increase of $7.8 million, compared to $0.5 million net cash used in investing activities for the six months ended March 31, 2024. The increase was mainly a result of $1.0 million increase from proceeds from bank loans, repayment of bank loan of $0.6 million and the net proceeds from issuance cost of $5.8 million.

Net cash used in financing activities was approximately $0.5 million for the six months ended March 31, 2024, representing a decrease of $2.4 million, or 83%, compared to $2.9 million for the six months ended March 31, 2023. The decrease was mainly a result of $1.8 million decrease from dividend paid, as well as decrease from cash used for repayment of bank loan and bank notes payable of $0.6 million.

Capital Expenditures

Our capital expenditures were $1.2 million, $0.8 million and $2.6 million for the six months ended March 31, 2025, 2024 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of the WFOE and the VIE and its subsidiaries’ business. The capital expenditure for the full year ended September 30, 2025 is estimated to be $1.4 million for the new facility to be built.